INVESTMENT LAW GROUP
OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE
Suite 2445
Atlanta, Georgia 30309
____________________

Telephone: (404) 607-6933                                                                           Facsimile: (678) 840-2126

October 23, 2012

Jonathan Groff
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, DC 20549

Re:	Next Generation Energy Corp. Preliminary Schedule 14C File No. 002-74785-B

Dear Mr. Groff:

I am writing as counsel to Next Generation Energy Corp. (the “Company”) to provide its responses to your oral comments to the preliminary information statement on Schedule 14C that was filed by the Company on October 11, 2012. The Company will be filing a Final Schedule 14C that makes the following changes:

1.	Additional disclosure has been added regarding the effects of potential dilution to shareholders, as follows:

Potential Dilution. The adoption of this proposal would have no immediate diluted effect on the proportional voting power or other rights of existing stockholders; however, future issuances of common stock, or securities convertible into common stock, could have a dilutive effect on the earnings per share, book value per share, voting power and percentage interest of holdings of current stockholders.

2.	Additional disclosure has been added regarding the anti-takeover effect of the proposal, as well as certain anti-takeover provisions in the Company’s bylaws that predate the proposal, as follows:

Anti-Takeover Provisions.  The proposed increase in the authorized number of shares of Common Stock could also have a number of effects on the Company's stockholders depending upon the exact nature and circumstances of any actual issuances of authorized but unissued shares. The increase could have an anti-takeover effect, in that additional shares could be issued (within the limits imposed by applicable law) in one or more transactions that could make a change in control or takeover of the Company more difficult. For example, additional shares could be issued by the Company so as to dilute the stock ownership or voting rights of persons seeking to obtain control of the Company, even if the persons seeking to obtain control of the Company offer an above-market premium that is favored by a majority of the independent stockholders. Similarly, the issuance of additional shares to certain persons allied with the Company's management could have the effect of making it more difficult to remove the Company's current management by diluting the stock ownership or voting rights of persons seeking to cause such removal.

INVESTMENT LAW GROUP
OF GILLETT, MOTTERN & WALKER, LLP

Letter to Mr. Jonathan Groff
October 23, 2012

The Articles of Incorporation and Bylaws of the Company contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of our company. These provisions are as follows:

●	they provide that special meetings of stockholders may be called only by a resolution adopted by a majority of our board of directors;

they provide that only business brought before an annual meeting by our board of directors or by a stockholder who complies with the procedures set forth in the bylaws may be transacted at an annual meeting of stockholders;

●	they provide for advance notice of any proposal submitted by a stockholder for a vote by all stockholders, such as the nomination of directors and stockholder proposals;
●
they do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in our board of directors; and

●	they allow us to issue, without stockholder approval, up to 1,000,000 shares of preferred stock that could adversely affect the rights and powers of the holders of our common stock.

Nevada has an anti-takeover law that limits the voting rights of shares acquired in an acquisition of “control shares,” as such term is defined in the statute.  Nevada Revised Statutes §78.378 et seq. However, the Company is not currently subject to this anti-takeover law because the Company does not currently do business in the State of Nevada.  However, in the event the Company utilizes its increased capacity to issue shares to acquire properties in Nevada, it may subject the Company to Nevada’s anti-takeover law.

The Company has no plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, and this proposal is not being presented with the intent that it be utilized as a type of anti-takeover device.

INVESTMENT LAW GROUP
OF GILLETT, MOTTERN & WALKER, LLP

Letter to Mr. Jonathan Groff
October 23, 2012

3.	Finally, a statement confirming that the Company has no present plans or proposals to issue shares if the proposal is adopted has been added, as follows:

There are currently no plans, arrangements, commitments or understandings for the issuance of the additional shares of Common Stock which are proposed to be authorized.

Please feel free to contact me in the event you have any further questions regarding the filing.

Very truly yours, INVESTMENT LAW GROUP OF GILLETT, MOTTERN & WALKER, LLP /s/ Robert J. Mottern Robert J. Mottern, Esq.

Cc:	Darryl Reed Joel Sens Mark Turbyfill

INVESTMENT LAW GROUP
OF GILLETT, MOTTERN & WALKER, LLP

Letter to Mr. Jonathan Groff
October 23, 2012

I, Darryl Reed, hereby certify that I have read the foregoing letter dated October 23, 2012, by Robert J. Mottern, counsel for the Next Generation Energy Corp. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Next Generation Energy Corp. /s/ Darryl Reed Darryl Reed, Chief Executive Officer